UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39800

Legacy EJY, Inc.

(Exact name of registrant as specified in its charter)

1209 Orange Street

Wilmington, DE 19801

Telephone: (888) 463-6569

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value per share

Warrants to purchase common stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1*

*

On June 30, 2022, the registrant, Legacy EJY, Inc. (the “Company”) and certain of its wholly owned subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). By order entered on December 14, 2022, the Bankruptcy Court confirmed the chapter 11 plan of liquidation of the Debtors (the “Plan”). As of the date hereof, the Plan is effective and a plan administrator is appointed to administer and effectuate the provisions of the Plan. Under the Plan, among other things, all of the existing equity interests in the Debtors are cancelled without further order of the Bankruptcy Court as of the date hereof, provided, however, that the Plan Administrator is deemed to hold one common share solely for the benefit of holders of allowed claims.

Pursuant to the requirements of the Securities Exchange Act of 1934, Legacy EJY, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 15, 2022	Legacy EJY, Inc.

	By:	/s/ Tiffany N. Meriweather
Name: Tiffany N. Meriweather
Title: Chief Legal Officer and Corporate Secretary